Exhibit 23.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (including any amendments or supplements thereto, related appendices, and financial statements) of Diamondback Energy, Inc., to be filed with the Securities and Exchange Commission on or around September 19, 2024, of our report dated March 11, 2024, with respect to our estimates of proved reserves and future net revenue to the Endeavor Energy Resources, L.P. interest, as of December 31, 2023, in certain oil and gas properties located in the United States.  We also hereby consent to the reference to our firm under the heading “Experts” in said Registration Statement.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Eric J. Stevens
Eric J. Stevens, P.E.
President and Chief Operating Officer

Dallas, Texas
September 19, 2024